AMERIWEST MINERALS CORP.
                         5135 Camino Al Norte, Suite 250
                            North Las Vegas, NV 89031
                                 (702) 974-0677
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                                                                December 1, 2008

Mr. Norman Gholson
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re: Registration Statement on Form S-1, Amendment No. 1
    Filed November 12, 2008
    File No. 333-154182

Dear Mr. Gholson,

Thank you for your assistance in the review of our filing. In response to your comment letter dated November 25, 2008 we have the following comments.

RISK FACTORS, "SOME HOLDERS OF OUR SECURITIES MAY HAVE THE RIGHT TO RESCIND...," PAGES 11 TO 12

     1.   We reviewed and revised the date in the Risk Factor to January 2008.

SELLING SHAREHOLDERS, PAGES 12 TO 13 AND RECENT SALES OF UNREGISTERED SECURITIES, PAGES II-3 TO II-4

     2. We have added the reference to Regulation S for the September 2008 sales.

PLAN OF DISTRIBUTION, PAGES 14 TO 15

     3. We have revised the disclosure to replacing "may be deemed" and "may be considered" with "are deemed" and "are considered".

Sincerely,


/s/ William J. Muran
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William J. Muran
President & Director